Me puedes enviar el mini vídeo de presentación de tuuyo para compartirselo? Tu y yo podríamos hablar el viernes a la 12:30 CT
10:52 AM


TUYYO

Reserve in Tuyyo Foods | A Modern Latin Food Company Owned by our Community

A Modern Latin Food Company Owned by our Community. Tuyyo Foods is testing the waters on Wefunder. Reserve your interest and follow updates from the team.

wefunder.com

Si te mando el video:
https://wefunder.com/tuyyofoods y la página: https://tuyyofoods.com/
10:59 AM

Gracias 11:20 AM